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                                August 19, 2020

       Rick Melero
       Manager
       HIS Capital Fund III, LLC
       2151 Consulate Dr., Suite 6
       Orlando, Florida 32837

                                                        Re: HIS Capital Fund
III, LLC
                                                            Amendment to
Offering Statement on Form 1-A
                                                            Filed August 5,
2020
                                                            File No. 024-11242

       Dear Mr. Melero:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 20, 2020 letter.

       Form 1-A/A filed on August 5, 2020

       Cover Page

   1. We reissue comment 1 in part. Please provide the disclosure required by Item (a) of Part
                                                        II of Form 1-A on the
cover page of the Offering Statement, including, all required legends and all
information required on the cover page by Form S-11 and Item 501 of
                                                        Regulation S-K,
including, for example your full address, telephone number and a cross reference to the risk
factors section.
       Notice Regarding Agreement to Arbitrate, page 32

   2. Prior comment 3 is directed at waivers of the right to jury trial, not arbitration; therefore, we reissue the comment.
Please disclose whether the provision relating to jury trial
 Rick Melero
HIS Capital Fund III, LLC
August 19, 2020
Page 2
      applies to federal securities law claims. If this provision applies to claims arising under the Securities Act or Exchange Act, please disclose that there is uncertainty as to whether a court would enforce such provision and to state that shareholders will not be deemed to
      have waived the company   s compliance with the federal securities laws
and the rules and
      regulations thereunder.
Certain Relationships, page 78

3. Please revise the table on page 78 to reflect the acquisition fees as you indicate in your response to comment 4.
       Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any questions.



                                                             Sincerely,
FirstName LastNameRick Melero
                                                             Division of
Corporation Finance
Comapany NameHIS Capital Fund III, LLC
                                                             Office of Real
Estate & Construction
August 19, 2020 Page 2
cc:       Nancee Tegeder, Esq.
FirstName LastName